UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 30)*

American Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

02752P 100

(CUSIP Number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person American Midstream GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,810,025 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,810,025 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,810,025 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 16.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 80,266,451 Common Units outstanding as of July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person AMID GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,810,025 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,810,025 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,810,025 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 16.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, the Issuer’s general partner.

Note 2: Based on 80,266,451 Common Units outstanding as of July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person High Point Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,810,025 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,810,025 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,810,025 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 16.0% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 86% owned by High Point Infrastructure Partners, LLC.

Note 2: Based on 80,266,451 Common Units outstanding as of July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 17,918,694 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 17,918,694 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,918,694 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 22.3% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC, which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”) and 5,108,669 Common Units held by Magnolia.

Note 2: Based on 80,266,451 Common Units outstanding as of July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person JP Energy Development, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 422,805 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 422,805 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,805 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 0.5% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 422,805 common units of the Issuer (“Common Units”) held by JP Energy Development, L.P.

Note 2: Based on 80,266,451 Common Units outstanding as of July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Magnolia Infrastructure Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 39,660,644 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 39,660,644 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,660,644 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 48.6% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019 and 422,805 Common Units held by JP Energy Development, L.P., taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Energy Partners Fund V, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,514,126 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,514,126 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,514,126 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 52.1% (See Note 2)
14.	Type of Reporting Person PN

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019, 422,805 Common Units held by JP Energy Development, L.P. and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight PEF GP V, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,514,126 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,514,126 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,514,126 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 52.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019, 422,805 Common Units held by JP Energy Development, L.P. and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,514,126 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,514,126 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,514,126 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 52.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019, 422,805 Common Units held by JP Energy Development, L.P. and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person ArcLight Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,514,126 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,514,126 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,514,126 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 52.1% (See Note 2)
14.	Type of Reporting Person OO (Limited Liability Company)

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019, 422,805 Common Units held by JP Energy Development, L.P. and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

Schedule 13D

CUSIP No. 02752P 100

1.	Name of Reporting Person Daniel R. Revers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC/OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 42,514,126 (See Note 1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 42,514,126 (See Note 1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,514,126 (See Note 1)
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row 11 52.1% (See Note 2)
14.	Type of Reporting Person IN

Note 1: Represents 12,810,025 common units of the Issuer (“Common Units”) held by American Midstream GP, LLC (the “General Partner”), which is approximately 86% owned by High Point Infrastructure Partners, LLC (“High Point”) and approximately 14% owned by AMID GP Holdings, LLC, which is approximately 93% owned by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), 5,108,669 Common Units held by Magnolia Infrastructure Partners, LLC, 19,949,915 Common Units held by Magnolia Holdings, 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019, 422,805 Common Units held by JP Energy Development, L.P. and 2,853,482 Common Units held by Busbar II, LLC, taking into account the transactions discussed in Item 3.

Note 2: Based on 81,635,681 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 80,266,451 Common Units outstanding as of July 18, 2019 and (b) 1,369,230 Common Units issuable upon exercise of the warrant issued to Magnolia Holdings by American Midstream Partners, LP, dated July 18, 2019.

This Amendment No. 30 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016, Amendment No. 15 filed on May 18, 2016, Amendment No. 16 filed on November 3, 2016, Amendment No. 17 filed on December 6, 2016, Amendment No. 18 filed on March 8, 2017, Amendment No. 19 filed on August 18, 2017, Amendment No. 20 filed on October 12, 2017, Amendment No. 21 filed on August 20, 2018, Amendment No. 22 filed on September 28, 2018, Amendment No. 23 filed on December 6, 2018, Amendment No. 24 filed on December 11, 2018, Amendment No. 25 filed on January 3, 2019, Amendment No. 26 filed on February 19, 2019, Amendment No. 27 filed on March 19, 2019, Amendment No. 28 filed on March 29, 2019 and Amendment No. 29 filed on May 15, 2019 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following immediately after the last paragraph:

As previously disclosed in Amendment No. 27 to the Schedule 13D, filed on March 19, 2019, certain of the Reporting Persons agreed to convert all of the outstanding Series A-1 Convertible Preferred Units, Series A-2 Convertible Preferred Units and Series C Convertible Preferred Units into Common Units in accordance with the Merger Agreement.

On July 18, 2019, pursuant to certain notices of conversion, dated July 15, 2019 and in accordance with the terms and conditions of the Partnership Agreement, (i) the General Partner, as a holder of 8,180,101 Series A-l Convertible Preferred Units, elected to convert such units into 10,479,528 Common Units, (ii) Magnolia, as a holder of 3,504,604 Series A-2 Convertible Preferred Units, elected to convert such units into 4,489,748 Common Units and (iii) Magnolia Holdings, as a holder of 9,795,064 Series C Convertible Preferred Units, elected to convert such units into 9,808,777 Common Units.

Also on July 18, 2019, the Issuer entered into the Amended and Restated Warrant to Purchase Units of American Midstream Partners, LP with Magnolia Holdings (the “Warrant”). Pursuant to the terms of the Warrant, Magnolia Holdings received a warrant to purchase, in the aggregate, 1,369,230 Common Units.

Item 4.	Purpose of Transaction.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by adding the following immediately after the last paragraph:

(a)-(c) The information contained on the cover pages to this Amendment No. 30 to Schedule 13D and the information set forth and incorporated by reference in Item 3 are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

1

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2019

AMERICAN MIDSTREAM GP, LLC

By its Class A Member:

High Point Infrastructure Partners, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

and

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

AMID GP HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

JP ENERGY DEVELOPMENT, L.P.

By: JP ENERGY DEVELOPMENT GP LLC, its general partner

/s/ Daniel R. Revers
Name: Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By: ArcLight PEF GP V, LLC, its General Partner
By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT PEF GP V, LLC

By: ArcLight Capital Holdings, LLC, its Manager
By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL HOLDINGS, LLC

By: ACHP II, L.P., its Managing Member
By: ACH GP, LLC, its General Partner

/s/ Daniel R. Revers
Daniel R. Revers, Manager

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Notice of Conversion, dated July 15, 2019, by American Midstream GP, LLC.

2.	Notice of Conversion, dated July 15, 2019, by Magnolia Infrastructure Partners, LLC.

3.	Notice of Conversion, dated July 15, 2019, by Magnolia Infrastructure Holdings, LLC.

4.	Amended and Restated Warrant to Purchase Units of American Midstream Partners, LP, dated July 18, 2019, by and between American Midstream Partners, LP and Magnolia Infrastructure Holdings, LLC.